Clover Leaf Capital Corp.

1450 Brickell Avenue, Suite 1420

Miami, FL 33131

VIA EDGAR

May 13, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Ta Tanisha Meadows
Angela Lumley
Brian Fetterolf
Mara Ransom

Re:	Clover Leaf Capital Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed April 26, 2024
File No. 333-274851

Ladies and Gentlemen:

Clover Leaf Capital Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 7, 2024 relating to the Amendment No. 3 to Registration Statement on Form S-4, submitted by the Company to the Commission on April 26, 2024 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Registration Statement, which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 3 to Registration Statement on Form S-4 Filed April 26, 2024

Summary of the Proxy Statement/Prospectus, page 1

1.	We note your disclosure that Clover Leaf's Common Stock, Units and Public Rights are currently listed on Nasdaq. In each place where you reference such listing, acknowledge that your securities may be subject to suspension and delisting pending the outcome of a hearing before the Panel, which you requested on March 8, 2024. Update your disclosure to provide the status of such request. Acknowledge that it is a condition to the Merger that Clover Leaf common stock shall not have been suspended from trading as a result of a delisting from Nasdaq and the likely consequences if the Common Stock is delisted before the Merger is consummated.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 34, 145, and 182 of the Registration Statement to include the requested information.

Kustom Entertainment Management Forecasts, page 103

2.	We note your indication that financial forecasts were prepared by Kustom Entertainment management and shared with the Clover Leaf Board and Newbridge, and the projections were comprised of projected income statements for 2023 through 2032. Revise to provide this information. In doing so, acknowledge any material differences in the actual results as compared to projected results and discuss whether any such differences were discussed or considered by the Board in recommending or continuing to recommend the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 103 of the Registration Statement to include the requested information.

3.	Considering Kustom’s inability to raise capital in the public capital markets in 2023, revise the final assumption on page 104 to acknowledge as much.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 104 of the Registration Statement to include the requested information.

Executive Compensation, page 192

4.	We note that, in your discussion of Kustom Entertainment’s executive compensation for the fiscal year ended December 31, 2023, you refer to Digital Ally's Annual Report on Form 10-K filed on March 31, 2023. Please revise or explain why this is appropriate, as such annual report pertains to the fiscal year ended December 31, 2022.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 192 and 194 of the Registration Statement to remove the reference to Digital Ally’s Annual Report on Form 10-K filed on March 31, 2023.

Kustom Entertainment Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Operations, page F-32

5.	We note your added disclosure that you applied pushdown accounting in the TicketSmarter Acquisition. This appears to contradict your responses and revisions on December 8, 2023 and February 5, 2024 that indicate you did not apply pushdown accounting. Please advise or otherwise revise your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages F-32 of the Registration Statement to confirm that the Company applied the acquisition method in the TicketSmarter Acquisition.

General

6.	Your reference to the Kustom Entertainment Registration Statement is unclear to us, considering Kustom Entertainment is not currently a registrant. Tell us why this reference is necessary or revise to remove it.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed references to the “Kustom Entertainment Registration Statement” throughout the Registration Statement.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Jessica Yuan, Esq. of Ellenoff Grossman & Schole LLP, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Clover Leaf Capital Corp.

By:	/s/ Felipe MacLean
Name:	Felipe MacLean
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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